NANNARONE & MCMURDO, LLP Matthew C. McMurdo | 646 300 6167 | matt@nannaronelaw.com	Suite 501 501 Madison Avenue New York, NY 10022
April 3, 2009

Via Edgar

United State Securities and Exchange Commission
Washington, DC 20548

Attention:     Mark Kronfrost, Accounting Branch Chief
Marc Thomas, Staff Accountant
Mail Stop 4561

Re:         Tree Top Industries, Inc.
Form 10-KSB/A3 for the Fiscal Year Ended December 31, 2007
Filed March 13, 2009
File No. 0-10210

Dear Mr. Kronfrost:

We have filed Form 10-KSB/A Number 4 for the fiscal year ended December 31, 2007 in response to verbal comments received from Marc Thomas, in regards to the editing of Item 8A in order to recognize the ineffectiveness of the disclosure controls and procedures and the internal control over financial reports based on the restatement that was required.

This amendment was filed as a Form 10-K because EDGAR no longer accepts Form 10-KSB filings.

Please direct your correspondence regarding this matter to the undersigned.

Very Truly Yours,

/s/ Matthew C. McMurdo

Matthew C. McMurdo, Esq.

cc:         David Reichman, Chief Executive Officer
  Tree Top Industries, Inc.

Nannarone & McMurdo, LLP

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